SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2003

HOLLINGER INC.
(Translation of registrant’s name into English)

10 Toronto Street
Toronto, Ontario M5C 2B7
CANADA
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	Form 40-F X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

EXHIBIT LIST
SIGNATURES
Exhibit 99.1

EXHIBIT LIST

		Sequential
Exhibit	Description	Page Number

99.1	Press release regarding the closing of an offering of senior secured notes.	4

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2003

HOLLINGER INC.

By: /s/ Charles G. Cowan, Q.C. Name and Title: Charles G. Cowan, Q.C. Vice-President and Secretary

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